SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                              __________________

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 12)

                            GREY GLOBAL GROUP INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
       Limited Duration Class B Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                        (Title of Class and Securities)

                                  39787M 108
                                  39787M 207
-------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                                Edward H. Meyer
                          c/o Grey Global Group Inc.
                     777 Third Avenue, New York, NY 10017
                                (212) 546-2000
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                   Copy to:

                            Morris J. Kramer, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000

                               December 31, 2003
                                      and
                                January 5, 2004
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: ( )

                        (Continued on following pages)

                            (Page 1 of 3 Pages)

                                 SCHEDULE 13D

CUSIP No.  39787M 108 (Common Stock)                          Page 2 of 3 Pages

 ______________________________________________________________________________
(1)   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Edward H. Meyer

 ______________________________________________________________________________
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                       (a) ( )
                                                                       (b) (x)
_______________________________________________________________________________
(3)   SEC USE ONLY
_______________________________________________________________________________
(4)   SOURCE OF FUNDS
         PF
_______________________________________________________________________________
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e) ( )
_______________________________________________________________________________
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
_______________________________________________________________________________
                                (7) SOLE VOTING POWER
                                       149,158    shares
                                        21,539    shares (voting power by
                                                  Mr. Meyer as Trustee;
                                                  beneficial ownership
                                                  disclaimed)
                                        50,000    shares (issuable upon
                                                  exercise of exercisable stock
                                                  options)
        NUMBER OF SHARES       _______________________________________________
          BENEFICIALLY          (8) SHARED VOTING POWER
         OWNED BY EACH                  12,103    shares held in Employee
           REPORTING                              Stock Ownership Plan
          PERSON WITH                             (beneficial ownership
                                                  disclaimed)
                               ________________________________________________
                                (9) SOLE DISPOSITIVE POWER
                                       149,158    shares
                                        50,000    shares (issuable upon
                                                  exercise of exercisable stock
                                                  options)
                               ________________________________________________
                               (10) SHARED DISPOSITIVE POWER
                                       None
_______________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         149,158 shares
          50,000 shares (issuable upon exercise of exercisable stock options)

_______________________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES  (x)

_______________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      13.1% (16.7%, including the 50,000 shares issuable upon exercise of options)
_______________________________________________________________________________
(14)  TYPE OF REPORTING PERSON
         IN

                                 SCHEDULE 13D

CUSIP No.  39787M 207 (Class B Stock)                         Page 3 of 3 Pages

_______________________________________________________________________________
(1)   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Edward H. Meyer

_______________________________________________________________________________
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                       (a) ( )
                                                                       (b) (x)
_______________________________________________________________________________
(3)   SEC USE ONLY

_______________________________________________________________________________
(4)   SOURCE OF FUNDS
          PF
_______________________________________________________________________________
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e) ( )

_______________________________________________________________________________
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
_______________________________________________________________________________
                                (7)  SOLE VOTING POWER
                                        135,617    shares
                                         17,673    shares (voting power by
                                                   Mr. Meyer as Trustee;
                                                   beneficial ownership
                                                   disclaimed)
                                _______________________________________________
        NUMBER OF SHARES        (8)  SHARED VOTING POWER
          BENEFICIALLY                   56,944    shares held in Employee
          OWNED BY EACH                            Stock Ownership Plan
            REPORTING                              (beneficial ownership
           PERSON WITH                             disclaimed)
                                _______________________________________________
                                (9)  SOLE DISPOSITIVE POWER
                                        135,617    shares
                                _______________________________________________
                               (10)  SHARED DISPOSITIVE POWER
                                        None
_______________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          135,617 shares
_______________________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES  (x)

_______________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          58.4%
_______________________________________________________________________________
(14)  TYPE OF REPORTING PERSON
          IN

                                 SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 12 hereby amends and supplements the Statement on
Schedule 13D, dated as of June 6, 1976, filed by Edward H. Meyer, as amended by Amendments No. 1 through 11 to the Statement on Schedule 13D. This filing relates to the shares of Common Stock, par value $0.01 per share ("Common Stock") and to the shares of Limited Duration Class B Common Stock, par value $0.01 per share ("Class B Stock") (the Common Stock, and Class B Stock being hereinafter collectively referred to as the "Shares"), of Grey Global Group Inc., a Delaware corporation, formerly known as Grey Advertising Inc. (the "Company" or "Grey"). The Company has its principal executive offices at 777 Third Avenue, New York, New York 10017.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended to include as the last two paragraphs the following two paragraphs:

         Effective December 31, 2003, (the "Conversion Date"), Mr. Meyer converted $3,025,000 in principal amount of the Company's 8 1/2% Convertible Subordinated Debentures due December 31, 2003 (the "Debentures"), which constitutes the entire principal amount of the Debentures, without consideration by Mr. Meyer. In accordance with the terms of the Debentures, the Company is issuing to Mr. Meyer as of such date, 51,128 Shares, including 25,564 shares of Common Stock and 25,564 shares of Class B Stock.

         Effective January 5, 2004 (the "1995 Exercise Date"), Mr. Meyer exercised options to purchase 40,000 shares of Common Stock, constituting all the shares subject to the 1995 Option (as defined in Item 6 below), with an aggregate exercise price of $5,940,000. The 1995 Option, by its terms, was set to expire on January 5, 2004. Mr. Meyer paid to the Company, 8,774 shares of Common Stock, with a value, on the 1995 Exercise Date, equal to the exercise price. Mr. Meyer also delivered to the Company 12,316 shares of Common Stock in satisfaction of tax withholding obligations.

ITEM 4.  PURPOSE OF TRANSACTION.

The first and second paragraphs of Item 4 are amended and restated to read as follows:

         Mr. Meyer holds all of the Shares and Preferred Stock beneficially owned by him for purposes of investment. Due to his holding of securities of the Company and his position with the Company, Mr. Meyer may influence the direction of the management and policies of the Company.

         Mr. Meyer may, in the future, acquire additional shares of Common Stock by exercising the 1996 Option and/or by exercising the 1998 Option (each as defined in Item 6 below). In addition, Mr. Meyer may elect to purchase additional Shares or sell any Shares held at any time subject to applicable law. Any such determination may be based on a number of factors, including the continued employment of Mr. Meyer by the Company, the price and availability of Shares, the need to satisfy tax withholding and other similar obligations, subsequent developments affecting the Company, the Company's business and prospects, general stock market and economic conditions, and other similar factors.

Item 4 is also amended to add the following paragraph at the end thereof:

         Pursuant to the Registration Rights Agreement, dated June 5, 1986, between the Company and Mr. Meyer (the "Registration Rights Agreement"), Mr. Meyer intends to request that the Company include on its next registration statement the shares of Common Stock issued or issuable in connection with the conversion of the Debentures, since these shares will have been issued to Mr. Meyer in a private placement and not pursuant to an effective registration statement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated to read as follows:

         As of January 5, 2004, Mr. Meyer beneficially owns 149,158 shares of Common Stock (excluding any shares that are issuable upon the exercise of Mr. Meyer's options to purchase shares of Common Stock) and 135,617 shares of Class B Stock, representing approximately 13.1% and 58.4%, respectively, of the Common Stock and Class B Stock outstanding. For purposes of this Item 5, unless otherwise indicated, percentages of outstanding shares are based on the number of shares outstanding as of December 31, 2003, adjusted for the transactions reflected herein.

         In addition, as more fully described in Item 6 below, Mr. Meyer has been granted two issuances of options to purchase shares of Common Stock. On November 26, 1996, the Company granted Mr. Meyer the 1996 Option (as defined in Item 6) to purchase 20,000 shares of Common Stock at an exercise price of $235.00 per share. The 1996 Option, by its terms, became exercisable as to 6,666 shares as of the 1996 Effective Date (as defined in Item 6), as to an additional 6,667 shares on the first anniversary of the 1996 Effective Date and as to the final 6,667 shares on the second anniversary of the 1996 Effective Date. On January 23, 1998, the Company granted Mr. Meyer the 1998 Option (as defined in Item 6) to purchase 30,000 shares of Common Stock at an exercise price of $332.50 per share. The 1998 Option, by its terms, became exercisable as to 10,000 shares as of the 1998 Effective Date (as defined in Item 6), as to an additional 10,000 shares on the first anniversary of the 1998 Effective Date and as to the final 10,000 shares on the second anniversary of the 1998 Effective Date.

         Assuming the exercise in full of the 1996 Option and the 1998 Option, Mr. Meyer would beneficially own 199,158 shares of Common Stock, representing 16.7% of the outstanding Common Stock (assuming the shares issuable upon exercise of those options were outstanding for the purposes of the calculation).

         In addition, Mr. Meyer owns 20,000 shares of Series I Preferred Stock, 5,000 shares of Series II Preferred Stock and 5,000 shares of Series III Preferred Stock, representing 100% of the outstanding shares of each series of Preferred Stock. In accordance with the terms of the Preferred Stock, Mr. Meyer may receive additional shares of Common Stock upon redemption of the Preferred Stock.

         Mr. Meyer disclaims beneficial ownership of 7,000 shares of Common Stock and 7,500 shares of Class B Stock held in trust for Mr. Meyer's children and of 12,103 shares of Common Stock and 56,944 shares of Class B Stock (approximately 1.1% and 24.5%, respectively, of the outstanding Common Stock and Class B Stock) held in the ESOP as of December 31, 2003, as to which Mr. Meyer exercises shared voting power by virtue of his membership on the committee charged with its administration.

         On February 9, 1998, Mr. Meyer received distributions of 3,731 shares of the Company's Common Stock from the ESOP because, under the terms of the ESOP, a member of the plan who attains the age of seventy and one-half years (70 1/2) and who continues in active employment with the Company becomes a recipient of the shares of stock held for his benefit by the ESOP. Mr. Meyer has deposited these shares into the Voting Trust (as defined below).

         The aggregate number of shares of the Company's Common Stock and Class B Stock held by the voting trust (the "Voting Trust") established pursuant to the Voting Trust Agreement, dated as of February 24, 1986, as amended and restated (the "Voting Trust Agreement") among the several beneficiaries thereunder (the "Beneficiaries"), the Company and Mr. Meyer, as the sole voting trustee (the "Trustee"), as of January 5, 2004 was 103,733 shares of Common Stock (approximately 9.1% of the Common Stock outstanding) and 127,726 shares of Class B Stock (approximately 55.0% of the shares of Class B Stock outstanding). Of those shares, 82,194 shares of Common Stock and 110,053 shares of Class B Stock had been deposited on behalf of Mr. Meyer. For a more detailed description of the terms of the Voting Trust, reference is made to the Statement on Schedule 13D, dated as of July 1, 1986, filed by Edward H. Meyer, as Trustee, as amended by Amendments No. 1 through 15 to the Statement on Schedule 13D.

         In addition, but excluding the 1995 Option, Mr. Meyer, who is a Beneficiary under the Voting Trust, has the right to acquire an aggregate of 50,000 shares of Common Stock through the exercise of outstanding options ("Trust Options"). Pursuant to the terms of the Voting Trust Agreement, the Beneficiaries have severally agreed that, upon exercise, such shares would be transferred into the Voting Trust and held subject to the Voting Trust Agreement. However, in light of the scheduled expiration of the Voting Trust on March 21, 2004, no additional Shares are expected to be deposited in the Voting Trust. For similar reasons, the shares issued to Mr. Meyer upon exercise of the 1995 Option and the conversion of the Debentures were not deposited in the Voting Trust.

         Mr. Meyer, by virtue of his position as Trustee, may be deemed to have the power to vote the Shares held in the Voting Trust (the "Trust Shares") and may therefore be deemed, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), to own beneficially such Trust Shares. Mr. Meyer disclaims beneficial ownership of any Trust Shares deposited in the Voting Trust by anyone other than himself.

         The aggregate number of shares of Common Stock, Class B Stock, and Preferred Stock held by Mr. Meyer (including the shares issuable upon the exercise of the 1996 Option and 1998 Option), the Common Stock and Class B Stock held by the Voting Trust with respect to Beneficiaries other than Mr. Meyer and the Common Stock and Class B Stock held by the ESOP in the aggregate represents 69.3% of the votes entitled to be cast at a meeting of stockholders of the Company, assuming that the shares issuable upon exercise of the options were outstanding for purposes of the calculation.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The last two paragraphs of Item 6 are deleted and replaced with the following two paragraphs:

         In Amendment No. 11 to this Schedule 13D, it had been reported that Mr. Meyer had assigned to a trust for the benefit of his children (the "1998 Trust") his rights under the 1998 Option with respect to 15,000 of the 30,000 total shares of Common Stock represented by the 1998 Option. The 1998 Trust was rescinded and is no longer in effect. As a result, Mr. Meyer is the beneficial owner of the entire 1998 Option.

         The foregoing is a summary description only and is qualified in its entirety by reference to Mr. Meyer's employment agreement, the Registration Rights Agreement, the Company's Certificate of Incorporation, the Voting Trust Agreement, the 1996 Option Agreement, the 1998 Option Agreement, the ESOP and to the complete text of the Plan.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 8, 2004


                                                     /s/ Edward H. Meyer
                                                     EDWARD H. MEYER